

OFFERING MEMORANDUM

facilitated by



Greens Gone Wild

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Greens Gone Wild
State of Organization	CO
Date of Formation	02/27/2019
Entity Type	Limited Liability Company
Street Address	1375 N Washington St, Denver CO, 80203
Website Address	www.greensgonewild.com

(B) Directors and Officers of the Company

Key Person	Laura Harris
Position with the Company Title First Year	 Founder & CEO 2019
Other business experience (last three years)	Server/Bartender (The Chocolate Lab, 10/2021-2/2022) - Restaurant with a full dinner and bar menu. In addition to a retail shop selling a variety of chocolates. Take customer orders. Wash dishes. Book reservations. Make drinks. Serve food and drinks. Server/Bartender (Machete Tequila + Tacos, 8/2020-10/2021) - Restaurant with a full dinner and bar menu. Take customer orders. Wash dishes. Book reservations. Make drinks. Serve food and drinks. Server/Bartender (The Nickle at Hotel Teatro, 2/2018-3/2020) - Restaurant with a full dinner and bar menu. Take customer orders. Wash dishes. Book reservations. Deliver room service. Make drinks. Serve food and drinks.

Key Person	Zachary Meier
Position with the Company Title First Year	 Co-Founder & Chief Culinary Officer 2019
Other business experience (last three years)	Personal Assistant- Lani Langton Business Advisor, 07/21-Present)- Personal Assistant to Lani Langton who is a business advisor in the Denver Metro area. Tasks include responding to emails, organizing calendars, creating appointments, running social media accounts, creating hiring ads for clients, creating events, and organizing day-to-day activities. SEO Assistant- (Subsilio Consulting, 05/21-05/22)- Helped with website building, responded to client concerns, helped clients get their issues resolved with the correct person in the company,

helped organize emails, and messages, and set up weekly staff meetings.

Line Cook (Hops and Pie 08/20-05/22)- Prepped, stocked, and executed dinner service at a high-volume restaurant in Denver, Colorado. Cleaned and maintained the station to the highest cleanliness and quality.

Executive Pastry Chef (Bonanno Concepts- 10/2018-03/2020) Ran a bakery and Ice Cream counter at one concept restaurant (Denver Milk Market) as well as created desserts for other restaurants as well. Maintained a full, well-stocked bakery counter, with weekly rotating desserts and pastries, including specialty desserts for holidays, special events, and special orders. Had 3 other pastry chefs reporting to me. Kept up on labor costs, and food costs, as well as making sure that at no point any of the concepts ran out of desserts. Worked on special events for the company and created special menus for events around the city.

Executive Pastry Chef/ Executive Sous Chef- (The Nickel at the Hotel Teatro 01/2016-11/2018)- In this job, I created seasonal dessert menus, including Dinner, lunch, and a morning pastry menu, with special breakfast pastries during brunch. I also ran banquet menus, and banquets with seasonal menus, serving up to 300 people at one time. I executed brunch service as the expo, as well as dinner service on weekend nights. On top of all of that, I was in charge of ordering all dessert-based items and ran and ordered everything needed for our charcuterie program. It was a very demanding job, with long hours and long work weeks. I had to pivot daily on a dime to accommodate anything that could have gone awry during the day. During this time I was a well-known and written-about Pastry Chef and won numerous awards for my work at this restaurant.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Laura Harris	46%
Zachary Meier	38%

(D) The Company's Business and Business Plan

OUR TARGET MARKET

Kids and adults who want to incorporate more greens into their lives.

Traction & Validation

- Greens Gone Wild is available in grocery stores and markets all over the nation. Yet, there's room to grow our reach and operation.
- In 2022, our bars made it to 25 US states and in dozens of local markets.
- By 2023, our goal is to have our bars reach all 50 US states
- By 2024, we hope to have our bars in major grocery stores like Whole Foods, Sprouts, and King Soopers.

HEY WILD THING

Welcome to Greens Gone Wild. We're a plant-based consumer packaged goods (CPG) brand offering the only shelf-stable vegan and gluten-free protein bar that has your daily serving of spinach in each bar--with fewer than 10 ingredients, no added sugar, and high protein.

OUR BARS

Our bars make getting your daily greens easy and delicious. Made with 100% whole food, our protein bars keep customers feeling healthy and satisfied. Each bar has/is:

- ½ cup of spinach in each bar
- Fewer than 10 ingredients
- 9-12 grams of protein
- No added sugar
- Non-GMO
- Soy-free
- Vegan

OUR VALUES

We believe... Nature is the best chef and everyone should have access to healthy plant-based food from the earth.

- Spinach is one of the healthiest vegetables on the planet
- Nutritious food feeds communities and changes the world
- Junk ingredients, artificial colors, and flavors have no place in our bodies

ENERGY BARS WITH REAL NUTRITION

We're on a mission to bring healthy and delicious spinach-packed protein bars to those with busy, active lifestyles. We've created the easiest way to get your greens on the go. We believe our bars will spark a massive shift in what consumers purchase. Let's finally eliminate the junk ingredient, sugar-filled protein bars available now and offer consumers something truly delicious and nutritious.

Intended Use of Funds

Our operations are fully active and growing. However, we have goals to expand our operations and we need your help! We're hoping to scale the business with:

- Begin Salted Chocolate Cherry production
- Grow Blueberry Coconut production
- Grow Peanut Butter Banana production
- Grow our marketing hands to increase brand awareness and sales
- Support staff salaries

THE market opportunity

We create bars for those who value greens and healthy plant-based foods but don't have the time to eat a spinach salad or struggle with accessibility. Fortunately, we're not alone! The entire plant-based consumer packaged goods (CPG) industry is booming this year and beyond.

- In 2021, plant-based market was estimated to reach $39.62 billion dollars and is expected to grow to $103.56 billion by 2027, according to Business Wire.
- The global protein bar market, in particular, is projected to grow from $4.68 billion in 2022 to $7.07 billion, according to Fortune Business Insights.
- The plant-based foods market is predicted to make up 7.7% of the global protein market by 2030, according to Bloomberg.
- There will be an increased focus on the taste and texture of plant-based foods which leaves a window of opportunity for shelf-stable and delicious protein bars.

The Team

Laura Harris, Co-Founder

Laura is a Virginia native who swapped the fast-paced East Coast lifestyle for a natural, active one in Colorado. After seeing a need for less sugary, more healthy bar options, Laura was inspired to partake in Colorado's booming consumer packaged goods (CPG) industry, disrupt the status quo, and create a revolutionary vegan and gluten-free protein bar with less than 10 ingredients, no added sugar, and real nutrition. She created Greens Gone Wild in partnership with Zach to offer the first vegan and gluten-free protein bar on the market with a full serving of spinach in each bar.

Zach Meier, Co-Founder, Chief Chef Officer

Zach is a Wyoming native who comes from the food and beverage world as a former pastry chef. He attended the Auguste Escoffier School of Culinary Arts in Boulder, Colorado, and earned a degree in culinary arts. He joined forces with Laura in 2019 to create the recipes for Greens Gone Wild's protein bars. His vision for creating delicious yet nutritious bars has guided his work in the recipe development process for their most popular flavors, Peanut Butter Banana, Blueberry

Coconut, and the new Salted Chocolate Cherry. He now serves as Chief Culinary Officer of the company.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	April 21, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Salted Chocolate Cherry Production	$24,000	$29,480
Peanut Butter Banana Production	$19,600	$24,500
Blueberry Coconut Production	$27,500	$32,500
Marketing & Advertising	$9,500	$16,500
Salaries	$12,650	$12,650
Mainvest Compensation	$6,750	$8,370
TOTAL	$100,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering

Deadline.

- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	4.0 - 5.0%[2]
Payment Deadline	2027-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.3 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.76%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 4.0% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	4.0%
$106,000	4.2%
$112,000	4.5%
$118,000	4.8%
$124,000	5.0%

[3] To reward early participation, the investors who contribute the first $40,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $40,000.0 has been raised in the offering will receive a 1.3x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	5,000,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Zach Meier
Number of Shares Outstanding	1,889,090
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Laura Harris
Number of Shares Outstanding	2,289,091
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Various Minority Stakeholders
Number of Shares Outstanding	821,819
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Laura Harris	46%
Zachary Meier	38%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Finstro	$39,576	1.5%	12/29/2022	
Chase	$4,843	0%	12/23/2022	
QuickBooks Capital	$13,931	33%	01/18/2023	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Greens Gone Wild, LLC has been operating since [January 2021] and has since achieved the following milestones:

- Opened location in [Denver, CO]

- Achieved revenue of [$56k] in [2021], which then grew to [$100k] in [2022].

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Greens Gone Wild, LLC forecasts the following milestones:

- Achieve [$400k] revenue per year by [2024].

- Achieve [250%] profit per year by [2024].

- Achieve [$800k] revenue per year by [2025].

- Achieve [100%] profit per year by [2025].

- Achieve [$1.36M] revenue per year by [2026].

- Achieve [70%] profit per year by [2026].

Other outstanding debt or equity

As of [2/9/23], Greens Gone Wild, LLC has debt of [$54.7k] outstanding and a cash balance of [$1k]. This debt is sourced from [a 0% interest credit card, QuickBooks Capital, and a line of credit from Finstro] and will be senior to any investment raised on Mainvest. In addition to the Greens Gone Wild, LLC's outstanding debt and the debt raised on Mainvest, Greens Gone Wild, LLC may require additional funds from alternate sources at a later date.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Greens Gone Wild, LLC's fundraising. However, Greens Gone Wild, LLC may require additional funds from alternate sources at a later date.

Other challenges

Greens Gone Wild, LLC has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- [Inadequate advisory board until 10/2020]

- [Inadequate funding since the start of Greens Gone Wild, LLC]

- [COVID-19 from 3/2020-7/2021]

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$400,000	$580,000	$783,000	$1,017,900	$1,272,375
Cost of Goods Sold	$156,000	$226,200	$305,370	$396,981	$496,226
Gross Profit	$244,000	$353,800	$477,630	$620,919	$776,149
EXPENSES					
Salaries	$60,000	$87,000	$117,450	$152,685	$190,856
Insurance	$1,600	$1,640	$1,681	$1,723	$1,766
Manufacturing	$91,200	$93,480	$95,817	$98,212	$100,667
Rent	$3,000	$3,075	$3,151	$3,229	$3,309
Marketing/ Advertising	$20,000	$41,000	$42,025	$43,075	$44,151
Demos	$13,000	$13,325	$13,658	$13,999	$14,348
Events	$8,000	$20,500	$21,012	$21,537	$22,075
Office Supplies & Software	$3,600	$3,690	$3,782	$3,876	$3,972
Bank Fees	$600	$615	$630	$645	$661
Merchant Fee	$7,000	$7,175	$7,354	$7,537	$7,725
R&D	$3,000	$3,075	$3,151	$3,229	$3,309
Dues & Subscriptions	$2,400	$2,460	$2,521	$2,584	$2,648
Travel & Transportation	$5,000	$5,125	$5,253	$5,384	$5,518
Brokers	$20,000	$41,000	$42,025	$43,075	$44,151
Operating Profit	$5,600	$30,640	$118,120	$220,129	$330,993

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$12,775.54	$14.70
Cash & Cash Equivalents	$1,810.83	$0
Accounts Receivable	$1,088.08	$0
Short-term Debt	$0	$0
Long-term Debt	$80,500.00	$35,352.00
Revenues/Sales	$55,032.00	$6,059.00
Cost of Goods Sold	$47,429.00	$520.00
Taxes Paid	$0	$0
Net Income	$-38,412.00	$-5,816.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V